March 26, 2012	News Release 12-07

SILVER STANDARD ANNOUNCES TWO LONG-TERM SILVER
CONCENTRATE SALES CONTRACTS WITH SMELTERS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that it has entered into two separate contracts with smelters to sell a significant portion of monthly silver concentrate production from its Pirquitas silver mine in Argentina.

“We are really pleased to put this important part of our concentrate strategy in place for Pirquitas, providing our customers with security and quality whilst following through on our strategy of direct relationships with the users of our product,” said John Smith, President and CEO. “These two contracts will also go a long way towards generating consistent financial results from Pirquitas.”

In aggregate, the two contracts total 700 tonnes of silver concentrate per month, approximately 60% of the monthly production at Pirquitas. Both contracts will begin shipment of silver concentrate in April and remain in effect for the remainder of 2012. Discussions for the sale of silver concentrate in 2013 have already begun with both parties.

Additionally, Silver Standard is in ongoing dialogue with other smelters for the sale of the balance of Pirquitas’ monthly production in 2012. The Company anticipates finalizing additional sales contracts within H1 2012 as previously announced.

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald
Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements such as the timing and ability to enter into contracts for the sale of our silver concentrate and the number of tonnes of silver concentrate committed and anticipated to be sold. Such risks and uncertainties include, but are not limited to Silver Standard's ability to finalize negotiations for spot and long-term silver sales contracts and to deliver on silver concentrate sales contracts; changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with our properties; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

The TSX has neither approved nor disapproved of the information contained herein.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046